MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

August 1, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ronald E. Alper, Esq.

 Staff Attorney

Re:

Mustang Geothermal Corp.

Preliminary Information Statement on Schedule 14C

Filed July 9, 2012

Your Letter dated: July 24, 2012

File No. 000-50191

Dear Mr. Alper:

Thank you for your comment letter dated July 24, 2012 (the “Comment Letter”), with respect to the above-captioned Preliminary Information Statement on Schedule 14C for Mustang Geothermal Corp., a Nevada corporation (the “Company”). The Company retained this office to respond to your comments, which follow below in the order of your Comment Letter, with the Company’s responses set forth below.

Item 1. Information Required by Items of Schedule 14A, page 3

1.

Please revise to disclose the information required by Item 14(b)(1) and (7) of Schedule 14A.

Response 1: Your comment is noted. Included with this letter please find a red lined version of the Preliminary Information Statement. The specific disclosures related to Item 14(b)(1) – The Summary Term Sheet – is included on page 3, and the disclosures related to Item 14(b)(7) of Schedule 14A – regarding material contacts, negotiations, transactions and additional information are included on page 37 under the section entitled: “Certain Relationships and Related Transactions.”

Security Ownership of Certain Beneficial Owners and Management as of February 15, 2012, and Post-Closure of the Common Stock Share Exchange Agreement, page 15

2.

Please revise to further clarify the interests of insiders in the transaction. For example, your tables on page 16 do not reflect the post-transaction security ownership. Determine beneficial ownership in accordance with Rule 13d-3 of the Exchange Act.

Response 2: Your comment is noted. Included with this letter please find a red lined version of the Preliminary Information Statement. The tabular information regarding insiders and beneficial owners both before the closing of the transaction and after the transaction closes are now included on pages 16-18.

U.S. Securities and Exchange Commission

August 1, 2012

Appendix A

3.

Please revise to file an audit report for the financial statements of Mustang Geothermal Corp as of and for the years ended March 31, 2011 and 2012 and for the cumulative period from February 2, 2002 (inception) to March 31, 2012.

Response 3: Your comment is noted. Included in Appendix A of the red-lined Preliminary Information Statement attached hereto is the audit report of PLS CPA.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Tad Mailander

Tad Mailander

U.S. Securities and Exchange Commission

August 1, 2012

COMPANY CERTIFICATION

The Company acknowledges that:

.	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Richard Bachman

Richard Bachman, Chairman of the Board of Directors, President,

Chief Executive Officer, Chief Financial Officer.